1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
June 12, 2024	www.integraresources.com

INTEGRA ANNOUNCES OPTION AGREEMENT WITH GREENLIGHT METALS FOR CERRO COLORADO COPPER PORPHYRY TARGET IN ARIZONA

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that Millennial Silver Nevada Inc. ("MSN"), a wholly-owned subsidiary of Integra, has entered into an option agreement (the "Agreement") dated June 11, 2024 with GreenLight Metals USA Corporation, a wholly-owned subsidiary of Green Light Metals Inc. ("GreenLight"), regarding the Cerro Colorado Property ("Cerro Colorado"). Cerro Colorado is located within the Pima Mining District, 70 kilometers ("km") (~43 miles) southwest of Tucson, Arizona.

MSN currently owns 100% of the membership interests (the "Interests") in Millennial Arizona LLC ("Millennial Arizona") which, pursuant to a mining lease and option to purchase agreement, holds the right to acquire Cerro Colorado. As part of the Agreement, MSN has granted GreenLight an exclusive option for a period of 12 months to purchase the Interests in Millennial Arizona. GreenLight is a private company focused on critical minerals exploration in the United States. GreenLight intends to complete a listing on the TSX Venture Exchange ("TSX-V") in the near future.

Jason Kosec, President, CEO and Director of Integra commented: "We are pleased to enter into this agreement with GreenLight for the Cerro Colorado property. Cerro Colorado was brought into the Integra portfolio through the merger with Millennial Precious Metals Corp. in 2023 and while the property is currently non-core to Integra, our team has always been excited about the geologic potential of the project as it is situated on the prolific Laramide porphyry copper belt in Arizona. Due to the challenging market conditions in recent years, minimal work has been completed on the project, however with the recent strength in the copper market, we believe GreenLight is the right team to partner with to unlock the value of Cerro Colorado. We look forward to working with the team at GreenLight as the company intends to complete a TSX-V listing later this year and advance its critical minerals portfolio in the United States."

Key Terms of Agreement

Pursuant to the terms of the Agreement, MSN granted to GreenLight an exclusive option to purchase the Interests as set forth in a membership interest purchase agreement for a period of 12 months. In consideration for the grant of the option, GreenLight has agreed to deliver common shares of the company (the "Shares") valued at no less than C$500,000 to Integra. The Shares will be paid in two tranches: (i) the first tranche of Shares, valued at no less than C$250,000, will be delivered within five days of the execution of the Agreement; and (ii) the second tranche of Shares, valued at no less than C$250,000, will be delivered at the earlier of: 1) the time of a go-public event, or 2) December 31, 2024. In order to exercise the option and acquire the Interests in Millennial Arizona, GreenLight will pay Integra in cash or common shares of GreenLight, an amount equal to the total 2024 Cerro Colorado holding costs (other than exploration expenditures) incurred by Integra under the preexisting option through the closing date.

Cerro Colorado Property Overview

Cerro Colorado is located within a historic silver mining district, 70 km southwest of Tucson, Arizona, along the Laramide porphyry copper belt. The property is located 26 km southwest of the historical Pima Mining District, which contains several active porphyry copper and skarn mining operations. Seven distinct areas of interest comprise the combined 10,097-acre land package, consisting of 229 unpatented claims on lands administered by the U.S Bureau of Land Management and 14 Arizona State Land Department mineral leases situated on State of Arizona Lands. Cerro Colorado hosts numerous historical mining operations that exploited silver-gold-copper bearing veins hosted by Jurassic and early Laramide volcanic rocks. District-scale and local alteration patterns indicate potential for porphyry copper mineralization within intrusive units beneath the volcanic host rocks. Limited historical drilling in intrusive units adjacent to Integra's areas completed by Phelps Dodge Corporation (now Freeport-McMoRan, Inc.) and Minefinders Corporation Ltd. reported weakly mineralized porphyry copper intrusions. Recent academic work in the area suggests a lack of Cenozoic extension and dismemberment in the district, preserving the silver-gold veins and associated deeper porphyry copper systems upright and intact below older volcanic rocks.

About Green Light Metals

GreenLight's mission is to expand known mineral resources and make new discoveries on one of North America's most prolific yet underexplored volcanogenic massive sulfide ("VMS") greenstone belts - the Penokean Volcanic Belt (the "Belt") in Wisconsin, USA. The Belt's deposits are rich in the clean energy metals copper and zinc, as well as gold, that are required to power the imminent green, low carbon economy. The company's strategy is to capitalize on its first mover advantage to consolidate, secure, and drill dominant land positions. GreenLight is committed to operating in a responsible and sustainable manner that benefits local communities, bolsters national security, and assists in building and securing crucial U.S. supply chains, all while protecting the environment. GreenLight has established an Environment, Sustainability, and Communities Committee and is fully committed to transparency, accountability, environmental stewardship, safety and community engagement. The company's key assets on the Belt are the Reef gold-copper and Bend copper-gold properties, each of which contains known historical resources with the potential for expansion. In addition, with the closing of the amalgamation with Can-America Minerals Inc. on July 25, 2022, the company controls two additional prospective properties in Wisconsin - Lobo and Lobo East. GreenLight has also secured rights to the high-priority Swede anomaly located on the Southern Greenstone Belt. Outside of Wisconsin, the company controls rights to the Kalium Canyon property, an exciting epithermal gold prospect located in the Walker Lane district of Nevada.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company's mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; TSX-V listing of GreenLight and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.